# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polaryx Therapeutics, Inc., CIK 0002075320
CUSIP: 73110F100
Title of class of securities: Common stock, par value $0.0001 per share ("Common Stock")
Address of issuer's principal executive offices: South Tower, 140 E Ridgewood Avenue, Suite 415, Paramus, New Jersey (NJ), 07652
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0002104809
Persons authorized to receive notices and communications: Alex Keun Mo Yang, c/o Mstone Partners Healthcare Limited, 7/F, 80 Gloucester Road, Wan Chai, Hong Kong (K3), 00000, 852-2155-0487

## Reporting persons
- Mstone Partners Healthcare Limited (CIK 0002104809): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 22,452,954; sole dispositive power 0; shared dispositive power 22,452,954; aggregate amount beneficially owned 22,452,954 (47.4% of the class)
  Comment: Based on 47,343,297 shares of common stock outstanding as of January 12, 2026.
- MBstone Biotech Flagship Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 183,560; sole dispositive power 0; shared dispositive power 183,560; aggregate amount beneficially owned 183,560 (0.4% of the class)
  Comment: Based on 47,343,297 shares of common stock outstanding as of January 12, 2026.
- Mstone Pediaorphan Singapore I Pte. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 108,282; sole dispositive power 0; shared dispositive power 108,282; aggregate amount beneficially owned 108,282 (0.2% of the class)
  Comment: Based on 47,343,297 shares of common stock outstanding as of January 12, 2026.
- Alex Keun Mo Yang (CIK 0002103399): type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 22,744,796; sole dispositive power 0; shared dispositive power 22,744,796; aggregate amount beneficially owned 22,744,796 (48% of the class)
  Comment: Based on 47,343,297 shares of common stock outstanding as of January 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share ("Common Stock")
Name of issuer: Polaryx Therapeutics, Inc.
Address of issuer's principal executive offices: South Tower, 140 E Ridgewood Avenue, Suite 415, Paramus, New Jersey (NJ), 07652

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Mstone Partners Healthcare Limited, a private company limited by shares incorporated in Hong Kong ("Mstone"); (2) MBstone Biotech Flagship Limited, a private company limited by shares incorporated in Hong Kong ("MBstone"); (3) Mstone Pediaorphan Singapore I Pte. Limited, a private company limited by shares incorporated in Singapore ("Mstone Singapore"); and (4) Alex Keun Mo Yang (Mr. Yang, Mstone, MBStone and Mstone Singapore are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Mr. Yang is the founder and Chief Executive Officer of Mstone, the Chief Executive Officer of MBstone and the Chief Executive Officer of Mstone Singapore. Mr. Yang has voting power over the securities held by Mstone, MBstone and Mstone Singapore. Mr. Yang disclaims beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Yang is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of Mstone, MBstone and Mr. Yang is 7/F, 80 Gloucester Road, Wan Chai, Hong Kong. The principal business address of Mstone Singapore is 33 Ubi Ave 3#08-61 Vertex Tower A, Singapore 408868.
Present principal occupation or employment: The principal business of Mstone is serving as a biotechnology, healthcare, and AI incubator. The principal business of MBstone is investing in biotech and healthcare companies. The principal business of Mstone Singapore is serving as a holding company for biopharmaceutical drug development. The principal occupation of Mr. Yang is to serve as the founder and Chief Executive Officer of Mstone, the Chief Executive Officer of MBstone and the Chief Executive Officer of Mstone Singapore, as well as Chief Executive Officer of Polaryx Therapeutics, Inc. (the "Company").
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Mstone is a private company limited by shares incorporated in Hong Kong. MBstone is a private company limited by shares incorporated in Hong Kong. Mstone Singapore is a private company limited by shares incorporated in Singapore. Mr. Yang is a citizen of South Korea.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In aggregate, the Reporting Persons have voting and dispositive power over 22,744,796 shares of Common Stock. The aggregate purchase price of the shares of Common Stock purchased and currently owned by the Reporting Persons is $3,000,513. The source of the funding for the purchases of the shares of Common Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 48.0% of the Company in the aggregate, based on 47,343,297 shares of Common Stock outstanding as of January 12, 2026.

Mr. Yang serves as Chief Executive Officer and as a member of the board of directors of the Company (the "Board"), and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5. The percentages used in this Schedule 13D are calculated based on 47,343,297 shares of Common Stock outstanding as of January 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: N/A.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Mstone Partners Healthcare Limited: /s/ Alex Keun Mo Yang, Chief Executive Officer (02/05/2026)
- MBstone Biotech Flagship Limited: /s/ Alex Keun Mo Yang, Chief Executive Officer (02/05/2026)
- Mstone Pediaorphan Singapore I Pte. Limited: /s/ Alex Keun Mo Yang, Chief Executive Officer (02/05/2026)
- Alex Keun Mo Yang: /s/ Alex Keun Mo Yang, Reporting person (02/05/2026)